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                            June 24, 2021

       Scott Absher
       Chairman and Chief Executive Officer
       Industrial Human Capital, Inc.
       501 Brickell Key Drive, Suite 300
       Miami, FL 33135-3250

                                                        Re: Industrial Human
Capital, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed on June 14,
2021
                                                            File No. 333-255594

       Dear Mr. Absher:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Initial Business Combination, page 9

   1. We note your response to prior comment 4 and that if such a conflict of interest circumstance were to
occur, you anticipate that the Board of Directors would recuse any conflicted members of
your management from taking any role in the consideration of such a transaction and, to
the extent necessary, retain appropriately qualified, non-conflicted personnel to advise the
Company. Please revise to clarify whether this guidance will be included in any written
policy.
 Scott Absher
FirstName   LastNameScott   Absher
Industrial Human  Capital, Inc.
Comapany
June        NameIndustrial Human Capital, Inc.
     24, 2021
June 24,
Page  2 2021 Page 2
FirstName LastName
Certain Relationships and Related Party Transactions, page 127

2. Please revise to discuss your business combination marketing agreement with A.G.P. Also update your Use of Proceeds section in this regard accordingly.
General

3. Section 9.3 of your warrant agreement states that "The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this
         Agreement shall be brought and enforced in the courts of the State of New York or the
         United States District Court for the Southern District of New York." However, disclosure in your prospectus further states that your warrant agreement will provide that this exclusive forum provision will apply to any action, proceeding or claim against
         [you] arising out of or relating in any way to the warrant agreement, including under the
         Securities Act" and that "these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum." Please reconcile your disclosure with the provision in the warrant agreement or clarify the provision in the warrant agreement. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly.
       You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or
Gus
Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff
Attorney, at 202-551-3176 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Tahra Wright